Exhibit 2
The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2008

This interim Management’s Discussion and Analysis prepared as at May 8, 2008 should be read in conjunction with Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2007. Additional information relating to the Company can be found at www.westaim.com and www.sedar.com.
Description of the Business
The Westaim Corporation (the “Company”) is a holding company with investments in technology businesses including Nucryst Pharmaceuticals Corp. (“Nucryst”), a company that develops, manufactures and commercializes innovative medical products that fight infection and inflammation, and iFire Technology Ltd. (“iFire”), a company that until late 2007 was developing a novel flat panel display technology.
The Company’s strategy has been to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings.
In 2007, the Company announced that it was undertaking a review of its business strategy. The Board of Directors directed management of the Company to consider strategic alternatives to maximize value for shareholders. The Company announced operational changes at iFire and organization changes at the corporate offices of the Company. At iFire, staffing levels were initially reduced to a core team focused on advancing phosphor performance and reducing variability in luminance, life and uniformity. On November 13, 2007, the Company announced that it was further reducing staff levels at iFire and would seek a buyer for the business, facilities and intellectual property associated with iFire’s proprietary technology. Development efforts on iFire’s technology were discontinued at that time. Corporate management and administrative staff levels in Fort Saskatchewan and Calgary were also reduced as part of the broader reorganization. In the first quarter of 2008, the Company determined that maximum value would be realized by selling the individual assets of iFire including buildings, equipment, and intellectual property. iFire is currently soliciting expressions of interest from third parties with respect to the sale of these assets.
Reorganization costs, including severance and transition costs of $2.2 million have been included in operating costs and in discontinued operations in the first quarter of 2008. Details of the costs of this restructuring are reported in note 13 of the Company’s interim consolidated financial statements for the three months ended March 31, 2008.
The Board of Directors is continuing to review strategic alternatives for the Company. Overall, the nature of the strategic options open to the Company will be dependent in part upon the outcome and timing of the sale of the iFire assets and could involve amongst other things a sale, merger or other transaction involving the Company or parts of the Company, or potentially an orderly windup of the Company’s operations.
Consolidated Results — Three Months ended March 31, 2008
For the three months ended March 31, 2008, the Company reported a net loss of $6.9 million compared to a net loss of $6.7 million for the three months ended March 31, 2007. Income from continuing operations was $3.2 million for the three months ended March 31, 2008 compared to income of $1.9 million for the three months ended March 31, 2007. Revenues for the three months ended March 31, 2008 were $5.2 million compared to $6.1 million for the same period in 2007. The decrease in revenues is primarily the result of manufacturing cost rebates of $1.1 million netted against revenue at Nucryst discussed below. The loss from discontinued operations of $10.1 million for the three months ended March 31, 2008 was $1.5 million greater than the loss of $8.6 million for the three months ended March 31, 2007 as a result of the write-down of assets at iFire of $7.1 million in the first quarter of 2008. The net loss for the three months ended March 31, 2008 includes a dilution gain of $6.0 million while the net loss for the three months ended March 31, 2007 included a dilution gain of $4.5 million. These gains are discussed in note 3 to the interim consolidated financial statements for the three months ended March 31, 2008.
Operating costs for the first quarter of 2008 of $9.5 million were $0.1 million less than the $9.6 million of operating costs incurred in the same period of 2007. This decrease is primarily related to reduced research and development spending at Nucryst partially offset by increased manufacturing costs related to increased Nucryst product shipments and higher general and administrative expenses.
Corporate costs for the three months ended March 31, 2008 were $1.3 million compared to $1.4 million in the comparable period in 2007. This decrease of $0.1 million reflects reduced corporate spending as a result of staff reductions and cost reduction initiatives implemented as part of the corporate restructuring announced in May of 2007. These savings were partially offset by one-time restructuring costs of $0.2 million and an increase in stock based compensation expense of $0.4 million. The low stock based compensation in the prior year reflected the reduction in the Company’s share price in the first quarter of 2007.
Interest income was $0.2 million for the three months ended March 31, 2008, compared to $0.5 million in the same period in 2007. This reflects lower average cash balances as a result of cash used in operating activities and lower average interest rates. In addition, the Company has not accrued interest on its investments in Canadian non-bank asset-backed commercial paper (“ABCP”).
Foreign exchange gains reflecting the weakening of the Canadian dollar in the first quarter of 2008 were $0.7 million for the three months ended March 31, 2008 compared to a loss of $0.3 million in the same period of 2007 when the Canadian dollar was strengthening.
Operating costs in the first three months of 2008 compared to the same period in 2007 are as follows:

	Three months ended March 31
($millions)	2008	% of Revenue	2007	% of Revenue

Manufacturing	$3.9	75%	$3.5	57%
Research and development	1.4	27%	2.2	36%
General and administrative	2.5	48%	1.9	31%
Depreciation and amortization	0.4	8%	0.6	10%
Corporate costs	1.3	25%	1.4	22%

	$9.5	183%	$9.6	156%

Operations
Operations reflect the results of the Company’s Nucryst subsidiary. The results of iFire are reported under Discontinued Operations.
Nucryst Pharmaceuticals Corp. — Nucryst researches, develops and commercializes innovative medical products that fight infection and inflammation based on its noble metal nanocrystalline technology. Westaim owned 74.5% of Nucryst’s common shares as at March 31, 2008 and December 31, 2007. Nucryst’s operating loss for the first quarter of 2008 was $2.9 million compared to $2.2 million in the first quarter of 2007. Total product related revenue in the first quarter of 2008 decreased 15% to $5.2 million compared to $6.1 million in the same period in 2007. Sales revenue reflects licensing royalties and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc (“Smith & Nephew”). The reduction in revenue is the result of several factors of which the primary factor is the quarterly accrual of US $1.1 million of an annual US $4.5 million manufacturing cost rebate payable to Smith & Nephew discussed below. In addition, lower royalties related to the elimination of earned supplemental royalties from the Smith & Nephew agreements since September 2007 and to a lesser extent by reduced product sales by Smith & Nephew in the first quarter of 2008 were more than offset by a $0.7 million increase in product revenue related to shipments of product to Smith & Nephew.

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2008

Operations (continued)
The financial results of Nucryst for the first three months of 2008 compared to the first three months of 2007 are as follows:

	Three months ended March 31
($millions)	2008	2007

Wound care product revenue	$6.3	$6.1
Manufacturing cost rebate	(1.1)	—

Total revenue	$5.2	$6.1

Manufacturing costs (1)	4.1	3.7
Wound care product gross margin	1.1	2.4
Nucryst operating loss	$(2.9)	$(2.2)

(1)	Manufacturing costs include related depreciation
Until September 30, 2007, Nucryst’s revenues under its agreements with Smith & Nephew consisted of manufacturing cost reimbursements, royalties, payments upon the achievement of specified milestones and reimbursement for costs incurred in connection with the development or improvement of SILCRYST™ products covered by the agreements with Smith & Nephew. Effective September 30, 2007, the method of calculating manufacturing cost reimbursement and development cost reimbursement changed. Nucryst continues to earn royalty revenues based upon Smith & Nephew’s sales of Acticoat™ products to its customers. Royalty revenue varies in proportion to increases or decreases in Smith & Nephew’s sales of its Acticoat™ products. Nucryst also continues to receive milestone payments upon Smith & Nephew’s achievement of specified sales thresholds of Acticoat™ products and upon the achievement of specified regulatory events.
2007 Amendments to the Smith & Nephew Agreements — On September 30, 2007, Nucryst signed amended agreements with Smith & Nephew for the manufacture and sale of Acticoat™ products. The material changes to the agreements are as follows:
•	Under the previous agreements, the price paid by Smith & Nephew for Acticoat™ products was Nucryst’s fully allocated cost of goods sold including equipment depreciation. The costing mechanism was amended effective January 1, 2007 to a fixed overhead charge plus direct costs incurred in manufacturing Acticoat™ products.

•	The overhead charge payable by Smith & Nephew in 2007 through 2009 has been fixed at a minimum floor amount equal to the 2007 overhead charge. This floor amount is payable by Smith & Nephew regardless of the actual volume of Acticoat™ products ordered by Smith & Nephew. Nucryst may use any actual overhead cost savings achieved by Nucryst to offset an annual manufacturing cost rebate in the amount of US $4.5 million that Nucryst has agreed to make to Smith & Nephew beginning in 2007 through 2009.

•	Nucryst recorded a US $4.5 million reduction in wound care product revenue in 2007 with respect to a manufacturing cost rebate made to Smith & Nephew in October 2007. A US $1.1 million offset to revenue is accrued quarterly with the US $4.5 million payment due September 30 of each year. In 2010, the parties will establish new fixed prices after taking into account the cost savings achieved by Nucryst in the previous three years. As a result of these changes, Nucryst is working to improve its gross margin by reducing overhead costs.

•	A non-compete clause has been deleted from the original agreements to allow Smith & Nephew to broaden its wound care dressings product line to include other forms of silver. In exchange, Smith & Nephew’s exclusive license has been limited to existing Acticoat™ products and such new wound care or burn products that the parties agree to develop together using Nucryst’s Silcryst™ technology.

•	New wound care and burn products developed alone by Nucryst that contain Nucryst’s nanocrystalline silver technology will be initially offered to Smith & Nephew. If Smith & Nephew declines to commercialize any of these products, Nucryst will be free to pursue other commercialization options.

•	Nucryst now contributes its own internal development costs towards the joint development of new products with Smith & Nephew up to a maximum amount per year equivalent to 1.5% of Smith & Nephew’s sales of Acticoat™ products in the year. This replaces a system whereby Smith & Nephew reimbursed Nucryst for all of its product development costs.
•	Royalty rates are maintained, except for the elimination of a supplemental royalty that was payable to Nucryst only if certain gross profit margins were achieved on sales of Acticoat™ products over a specified threshold.
Other Products — Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. Nucryst is continuing its efforts to develop a pharmaceutical product for the treatment of gastrointestinal conditions and a topical cream containing its nanocrystalline silver powder, referred to as NPI 32101, as a medical device for the treatment of dermatological conditions. Based on preclinical results in a variety of in vitro and in vivo models and the consistently favourable safety data generated in all studies, Nucryst is conducting pre-clinical research on the use of NPI 32101 for the treatment of dermatological conditions as a 510-K prescription device. In July 2007, the U.S. Food & Drug Administration (“FDA”) granted Nucryst 510(k) clearance for a prescription topical cream containing NPI 32101 as a broad-spectrum antimicrobial barrier cream to organisms including Pseudomonas aeruginosa, Staphyloccocus aureus, including strains resistant to methicillin — or MRSA. Gaining FDA clearance is a first step toward marketing this proprietary technology in this new formulation. Nucryst is actively exploring commercialization options and as part of this process, marketing plans and timing for this product will be determined. The market potential of new products will be largely determined by the distribution channel decisions that Nucryst is currently in the process of evaluating. Nucryst has recently filed another 510(k) submission to the FDA to expand the claims and indications for its barrier cream in the relief of the signs and symptoms of dermatoses. If cleared by the FDA, Nucryst believes this will broaden the market potential of new products.
Nucryst is developing pharmaceutical products using NPI 32101 to extend its nanocrystalline silver technology to the treatment of infections and inflammatory conditions. On April 30, 2008, Nucryst announced the discontinuance of the development of the formulation of NPI 32101 silver to treat inflammatory bowel disease. Nucryst is continuing preclinical research for the use of NPI 32101 for the treatment of Clostridium difficile.
Nucryst Outlook — The overall combined impact of the amendments to the Smith & Nephew agreements discussed above could have a material adverse effect on Nucryst’s quarterly financial results in future reporting periods depending on the timing of payments made to and received from Smith & Nephew, Smith & Nephew’s sales of Acticoat™ products, the achievement of cost savings by Nucryst, and the receipt by Nucryst of further milestone payments. In the longer term, Nucryst expects the amendments to the agreements to further facilitate its ongoing efforts to expand Nucryst’s business opportunities while enabling it to continue to support Smith & Nephew to realize the future growth potential of the Acticoat™ products. The markets for Acticoat™ wound care products continue to be highly competitive as new silver products enter the market.
The Company expects that earnings from Nucryst’s wound care products will be more than offset by costs related to research into new medical products. Nucryst does not expect to earn milestone revenue in 2008.
Discontinued Operations
iFire Technology Ltd. — Until November 2007, iFire had been developing a proprietary flat panel display with solid state, thick-film dielectric electroluminescent (“TDEL”) technology and with primary application in the large screen television market. Recent significant performance improvements achieved by incumbent flat panel TV manufacturers and more demanding specification improvement targets for iFire caused the forecast product development timeline to extend past the timeframe originally expected by the Company. As a result, on November 13, 2007, the Company decided to discontinue further development of iFire’s TDEL technology and to seek a buyer for the iFire assets. iFire’s financial results, balance sheet and cash flows are therefore reported as discontinued operations in the Company’s interim consolidated financial statements.
iFire Financial Results — The loss at iFire for the three months ended March 31, 2008 was $10.1 million compared to $8.6 million in 2007. The increase in the loss is primarily the result of asset write-downs of $7.1 million and severance costs of $2.0 million recorded in the first quarter of 2008 offset in part by a significant reduction in operating costs.

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2008

Discontinued Operations (continued)
Depreciation expense was $3.0 million for the three months ended March 31, 2007. Depreciation of capital assets was discontinued in November 2007 when iFire was classified as a discontinued operation for accounting purposes and therefore no depreciation or amortization is reported for the three months ended March 31, 2008.
Canadian GAAP requires that assets held for sale be recorded in the financial statements at the lesser of cost or net realizable value. The Company assessed the net realizable value of iFire’s assets at December 31, 2007 and concluded that a write-down of $22.1 million was required in the fourth quarter of 2007. In the first quarter of 2008, the Company determined that maximum value would be realized by selling the individual assets of iFire including buildings, equipment, and intellectual property. iFire is currently soliciting expressions of interest from third parties with respect to the sale of these assets. As a result, the Company reviewed the net realizable value of iFire’s assets and a further write-down of $7.1 million was recorded in the first quarter of 2008. iFire’s asset valuation is discussed in note 2 of the Company’s interim consolidated financial statements for the three months ended March 31, 2008.
iFire Outlook — The Company intends to actively pursue the sale of the iFire assets. While the Company has received expressions of interest on specific assets, there is no certainty as to when the sales will be completed or the value to be realized on the sale of these assets.
Contractual Commitments
The Company’s contractual commitments as at March 31, 2008 are as follows:

	Payments due by Period
		Less than	1 — 3	3 — 5	More than
($millions)	Total	1 Year	Years	Years	5 Years

Operating lease obligations	$8.7	$1.8	$3.0	$2.2	$1.7
Contractual obligations	8.1	4.4	3.7	—	—
Supplier purchase obligations	1.0	1.0	—	—	—

	$17.8	$7.2	$6.7	$2.2	$1.7

Liquidity and Capital Resources
The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2008 consolidated business plan indicates that Nucryst will have sufficient cash and cash equivalents to fund its operations and new product development and the Company will have sufficient cash and cash equivalents to fund the reduced activities at iFire and the Company’s corporate operations.
At March 31, 2008, the Company had consolidated cash and cash equivalents of $38.2 million, compared to $31.0 million at December 31, 2007.
Cash provided from continuing operations amounted to $4.9 million. Cash used in operations was more than offset by a $7.5 million improvement in working capital, primarily as the result of the collection of a US $5.0 million milestone receivable and a $0.9 million reduction in inventory at Nucryst. Cash used in discontinued operations of $3.3 million included the impact of operational restructuring costs of $2.0 million recorded in the first quarter of 2008. Capital expenditures of $0.7 million in the first quarter of 2008 were $0.1 million less than the same period in 2007 reflecting the completion of capital projects at Nucryst in 2008.
Cash increased by $6.0 million in the first quarter of 2008 as the result of the divestiture of a non-core subsidiary. Cash was reduced by $2.3 million in the first quarter of 2007 when the Company’s interest in a subsidiary was reduced from 100% to 22.1%.
At March 31, 2008, Nucryst had cash and cash equivalents of $24.0 million compared to $17.8 million at December 31, 2007. This increase primarily reflects net cash from operations of $6.1 million mainly as a result of the collection of US $5.0 million in milestone revenue accrued in the fourth quarter of 2007. Nucryst’s funds are not accessible by the Company to fund its own operations or operations at iFire.
iFire significantly reduced operations during 2007 which has reduced operating cash requirements for 2008. The staff remaining at iFire is focused on the sale of the iFire assets. Proceeds from the sale of these assets are expected to exceed the costs of divestiture. Future iFire restructuring costs representing severance obligations are estimated to amount to approximately $0.8 million.
As a result of reduced activity and staff reductions, the Company’s corporate costs will be significantly less than 2007. Restructuring costs of $1.6 million have been fully accrued and are expected to be paid by the end of 2008. The Company’s consolidated capital expenditures and capital commitments are not expected to be significant for the balance of 2008.
In the first quarter of 2008, the Company entered into a credit agreement with a major Canadian financial institution. The credit agreement allows the Company to borrow up to $6.3 million for 364 days and is secured by ABCP of equivalent value held by the Company. As at March 31, 2008, no draws have been made on this credit facility.
Asset-backed Commercial Paper
In addition to cash and cash equivalents at March 31, 2008, the Company held ABCP with a face value of $8.5 million which the Company had written down to $6.0 million in 2007.
In the third quarter of 2007, global financial markets experienced an unprecedented credit and liquidity crisis. Dominion Bond Rating Service (“DBRS”) placed ABCP “Under Review with Developing Implications” following an announcement in August 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into mid-term floating rate notes.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP and on December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. On March 17, 2008, a court order was obtained through which the restructuring of the ABCP would occur under the protection of the Companies Creditors Arrangement Act. The restructuring was voted upon and approved on April 25, 2008 on the basis of all ABCP investments being a single class for the purpose of voting. It is now expected that the Court will approve the restructuring and it will be implemented by the end of May 2008. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets.
On March 20, 2008, the Committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $8.6 million of ABCP which the Company held at March 31, 2008 and December 31, 2007:
•	$0.6 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset Tracking long-term floating rate notes with a maturity of approximately six and one half years;

•	$7.7 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months. The Company expects to receive replacement notes with par values as follows:
•	Class A-1: $5.7 million

•	Class A-2: $1.6 million

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2008

Liquidity and Capital Resources (continued)
•	Class B and C: $0.5 million
The replacement senior notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and

•	$0.2 million is represented by assets that have an exposure to U.S. mortgages and sub-prime mortgages. On restructuring, the Company will receive Ineligible Asset Tracking long-term floating rate notes with maturities between thirteen years and twenty six years. These notes may be rated, although at this time the Committee has provided no indication of the rating these notes may receive.
The Company has classified its ABCP as long-term investments. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with CICA Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the Committee and the risks associated with the long-term floating rate notes. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at March 31, 2008 and December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees and estimated renegotiated maturity dates. The assumptions used in this model include: average risk free interest rate of 4.1%; weighted average discount rate of 8.46%; and average maturity of long-term notes of 8.2 years.
The Company was required to use management estimates when calculating this fair value. Interest and discount rates vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest and discount rates also vary by the different probable cash flow scenarios that have been modeled. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of the Company’s investment in ABCP by approximately $318. Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets. As a result of this valuation, the Company has determined that no valuation adjustment is required to the fair value estimate of $6.0 million determined at December 31, 2007. Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5.8 million to $6.1 million. As at March 31, 2008 and December 31, 2007, the Company had an allowance of $2.6 million representing the fair-value adjustment to the investment in ABCP. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations. The Company has sufficient other cash resources and credit facilities to satisfy its financial obligations as they come due over the next twelve months.
The Company does not believe that the illiquidity of the ABCP will have an impact on the Company’s ability to complete its 2008 business plan.
Share Capital
As at March 31, 2008 and May 8, 2008, the Company had 94,214,632 common shares outstanding and 4,295,265 options outstanding, exercisable for common shares.
Quarterly Financial Information

	Q1	Q4	Q3	Q2
(000, except per share data)	2008	2007	2007	2007

Revenue from continuing operations	$5,209	$11,174	$7,839	$6,686
Income (loss) from continuing operations	$3,227	$1,169	$(8,772)	$2,875
Income (loss) per common share from continuing operations — basic and diluted	$0.03	$0.01	$(0.09)	$0.03
Net loss	$(6,857)	$(26,807)	$(17,138)	$(7,388)
Net loss per common share — basic and diluted	$(0.07)	$(0.28)	$(0.18)	$(0.08)

	Q1	Q4	Q3	Q2
	2007	2006	2006	2006

Revenue from continuing operations	$6,131	$5,140	$8,203	$6,995
Income (loss) from continuing operations	$1,899	$(2,200)	$(1,136)	$(3,133)
Income (loss) per common share from continuing operations — basic and diluted	$0.02	$(0.02)	$(0.01)	$(0.03)
Net loss	$(6,700)	$(11,019)	$(9,552)	$(11,980)
Net loss per common share — basic and diluted	$(0.07)	$(0.12)	$(0.10)	$(0.13)

Disclosure Controls and Internal Controls over Financial Reporting
The President and Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2008 and in respect of the most recent 2008 interim reporting period.
The Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”).
As part of its annual assessment process, Management evaluated the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, and concluded that such internal control over financial reporting was effective. There were no material weaknesses identified by Management in this regard. There have been no changes in internal control over financial reporting during the three months ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Critical Accounting Policies and Recently Adopted Accounting Pronouncements
The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.
Changes in Significant Accounting Policies
Disclosure and Presentation of Financial Instruments
Effective January 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which replaced Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks

The Westaim Corporation
Management’s Discussion and Analysis
Three months ended March 31, 2008

Changes in Significant Accounting Policies (continued)
associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Presentation standard carries forward the former presentation requirements. The Company determined that the implementation of these new standards did not have any impact on the Company’s financial position or results from operations. The disclosures related to these sections are reported in note 11 of the Company’s interim consolidated financial statements for the three months ended March 31, 2008.
Inventories
Effective January 1, 2008, the Company adopted CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company determined that the implementation of this Section did not have any impact on its interim consolidated financial statements.
Capital Disclosure
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. The Company’s capital disclosures are reported in note 10 of the Company’s interim consolidated financial statements for the three months ended March 31, 2008.
General Standards of Financial Statement Presentation
In June 2007, CICA Section 1400 “General Standards of Financial Statement Presentation” was amended to include new requirements regarding an entity’s ability to continue as a going concern. The revised standard explicitly requires management to assess and disclose the Company’s ability to continue as a going concern. The new disclosures pursuant to these recommendations are included in note 1 of the Company’s interim consolidated financial statements for the three months ended March 31, 2008.
Future Changes in Significant Accounting Policies
International Financial Reporting Standards
In 2006, Canada’s Accounting Standards Board (“ACSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards (“IFRS”) over a transitional period currently expected to be about five years. In February 2008, the ACSB confirmed January 1, 2011 as the date that Canadian public entities will be required to start reporting under IFRS. It is expected that companies will be required to provide qualitative disclosure on the expected impact of the transition to IFRS in their 2008 annual Management Discussion and Analysis. Quantitative disclosure of the impact of the transition is expected to be required in companies’ 2009 annual Management Discussion and Analysis. Comparative financial information for 2010 will be required when companies begin reporting 2011 results under IFRS. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
Goodwill and Intangible Assets
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.
Forward-looking Statements
Certain portions of this Management’s Discussion and Analysis, as well as other public statements by Westaim, contain forward-looking statements including but not limited to forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The words “strategy”, “strategic”, “objective”, “alternative”, “may”, “will”, “developing”, “continuing”, “exploring”, “potential”, “could”, “intends”, “believe”, “estimated”, “expect”, “expected”, “expects”, “would”, “likely” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning commercialization strategies, alternatives and objectives; technology development and investment strategies; strategic alternatives to maximize value for shareholders; Nucryst new product development; the potential of NPI 32101 as a treatment for dermatological conditions, infection and inflammatory conditions; the impact of amendments to the Smith & Nephew agreements; statements regarding earnings from Nucryst’s wound care products, costs of Nucryst’s research, and Nucryst’s expectations regarding milestone payments; projections regarding Nucryst sales and revenue; projections regarding Nucryst manufacturing cost reimbursement revenues; statements regarding expected Nucryst cost savings and the use or consequence of any such savings; sale of iFire assets and timing and value of any such sales; statements relating to the sufficiency of cash and cash equivalents to fund the activities and operations of Nucryst or the Company; restructuring and severance costs, corporate costs, capital expenditures and capital commitments; statements regarding ABCP generally, including without limitation in respect of replacement notes and their rating and value, the value of the Company’s ABCP, and the liquidity of ABCP and its impact on the Company’s 2008 business plan; the likely effect of changes in internal control over financial reporting; and regarding the impact of changes in significant accounting policies on the Company’s interim consolidated financial statements. These statements are based on current expectations that are subject to risks, uncertainties and assumptions and the Company can give no assurance that these expectations are correct. The Company’s actual results could differ materially from those anticipated by forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (ii) cost estimates based upon assumptions which may prove to be unrealistic; (iii) delays or problems in receiving regulatory approvals for Nucryst’s products, including from the FDA; (iv) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (v) unexpected obstacles or complexities associated with developing iFire or Nucryst technology, manufacturing processes and new applications; (vi) patent and technical hurdles which might inhibit or delay the ability of Nucryst to develop or commercialize technologies or products; (vii) general economic, market, financing, regulatory and industry developments and conditions in the industries that the Company and Nucryst serve, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (viii) the activities of our competitors and technological developments that diminish the attractiveness of our products; and (ix) other risk factors set forth in the Company’s Form 20-F as filed with the U.S. Securities and Exchange Commission, or in the Company’s Annual Report or Annual Information Form. The Company disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

THE WESTAIM CORPORATION
Consolidated Statements of Operations, Comprehensive loss and Deficit
(unaudited)

	Three Months Ended March 31
(thousands of dollars except per share data)	2008	2007

Revenue	$5,209	$6,131
Costs
Manufacturing	3,904	3,467
Research and development	1,335	2,209
General and administrative	2,488	1,873
Depreciation and amortization	430	638
Corporate costs	1,294	1,375

Operating loss	(4,242)	(3,431)

Foreign exchange gain (loss)	696	(277)
Interest	205	532
Dilution gain	6,000	4,525
(Loss) gain on issuance of shares of subsidiary (note 4)	(17)	1
Non-controlling interest (note 4)	588	550

Income from continuing operations before income taxes	3,230	1,900

Income tax expense	(3)	(1)

Income from continuing operations	3,227	1,899
Loss from discontinued operations net of income taxes (note 2)	(10,084)	(8,599)

Net loss	$(6,857)	$(6,700)

Income (loss) per common share (note 9)
Continuing operations — basic and diluted	$0.03	$0.02
Net loss — basic and diluted	(0.07)	(0.07)

Weighted average number of common shares outstanding (thousands)	94,186	93,992

Consolidated Statements of Comprehensive Loss

Net loss for the period	$(6,857)	$(6,700)
Unrealized gain (loss) on translation of net foreign operations	494	(62)

Comprehensive loss	$(6,363)	$(6,762)

Consolidated Statements of Deficit

Deficit at beginning of period	$(375,881)	$(317,848)
Net loss for the period	(6,857)	(6,700)

Deficit at end of period	$(382,738)	$(324,548)

THE WESTAIM CORPORATION
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(thousands of dollars)	2008	2007

ASSETS

Current
Cash and cash equivalents	$38,222	$30,993
Accounts receivable	7,668	14,931
Inventories	3,465	4,373
Other	637	674
Current assets held for sale (note 2)	163	590

	50,155	51,561

Investments (note 5)	5,968	5,968
Capital assets	12,488	12,581
Capital assets held for sale (note 2)	4,000	10,086
Intangible assets	757	799
Intangible assets held for sale (note 2)	1,392	2,392

	$74,760	$83,387

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$5,767	$7,018
Accounts payable and accrued liabilities held for sale (note 2)	715	1,443

	6,482	8,461

Deferred gain (note 3)	218	218
Provision for site restoration	6,580	6,580

	13,280	15,259

Non-controlling interest (note 4)	11,212	11,757

Shareholders’ equity
Capital stock (note 7)	426,280	426,262
Contributed surplus (note 8)	8,011	7,769
Accumulated other comprehensive loss	(1,285)	(1,779)
Deficit	(382,738)	(375,881)

	50,268	56,371

	$74,760	$83,387

THE WESTAIM CORPORATION
Consolidated Cash Flow Statements
(unaudited)

	Three Months Ended March 31
(thousands of dollars)	2008	2007

Operating Activities
Income from continuing operations	$3,227	$1,899
Items not affecting cash
Depreciation and amortization	430	638
Stock-based compensation expense (note 8)	285	373
Non-controlling interest	(588)	(550)
(Loss) gain on issuance of shares of subsidiary	17	(1)
Dilution gain	(6,000)	(4,525)
Accounts receivable	7,378	1,124
Inventories	908	(165)
Other	28	32
Accounts payable and accrued liabilities	(796)	(778)

Cash provided from (used in) continuing operations	4,889	(1,953)
Cash used in discontinued operations	(3,317)	(5,900)

Cash provided from (used in) operating activities	1,572	(7,853)

Investing activities
Capital expenditures	(711)	(830)
Maturity of short-term investments	—	17,451
Purchase of short-term investments	—	(4,104)
Intangible assets	(9)	(20)
Intangible assets — discontinued operations	—	(173)
Proceeds on sale of subsidiary (note 3)	1,500	—

Cash provided from investing activities	780	12,324

Financing activities
Issuance of common shares of subsidiary (note 3)	1,000	14
Issuance of convertible debentures of subsidiary (note 3)	3,500	—
Net cash outflow on deconsolidation of former subsidiary (note 3)	—	(2,306)

Cash provided from (used in) financing activities	4,500	(2,292)

Effect of exchange rate changes on cash and cash equivalents	377	(29)

Net increase in cash and cash equivalents	7,229	2,150
Cash and cash equivalents at beginning of period	30,993	45,035

Cash and cash equivalents at end of period	$38,222	$47,185

Cash and cash equivalents is comprised of:
Cash	$18,176	$9,942
Cash equivalents	20,046	37,243

Supplemental disclosure of cash flow information:
Non-cash capital asset additions included in accounts payable and accrued liabilities	$6	$300

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2008 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.
Note 1 — Significant Accounting Principles
These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. These interim consolidated financial statements do not include all disclosures that would be included in the Company’s annual audited consolidated financial statements. All amounts are expressed in thousands of dollars except share and per share data.
These interim consolidated financial statements were prepared using GAAP applicable to a going concern which contemplate that the Company will continue in operation for the foreseeable future and will be able to realize assets and settle liabilities in the normal course of business as they come due. Management believes that there are no material uncertainties related to future events that may cast significant doubt on whether the Company can continue as a going concern.
Recently Adopted Accounting Pronouncements
Effective January 1, 2008, the Company adopted two new CICA standards, Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” which replaced Section 3861 “Financial Instruments — Disclosure and Presentation”. The new Disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new presentation standard carries forward the former presentation requirements. The Company determined that the implementation of these new standards did not have any impact on the Company’s financial position or results of operations. The disclosures related to these sections are reported in note 11 of these interim consolidated financial statements.
Effective January 1, 2008, the Company adopted CICA Section 3031 “Inventories”. This Section relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The Company determined that the implementation of this Section did not have any impact on its interim consolidated financial statements. The value of inventory included in manufacturing costs for the three months ended March 31, 2008 amounted to $4,115 (2007 — $3,686).
In November 2006, the CICA issued new Handbook Section 1535 “Capital Disclosures”, effective for annual and interim periods beginning on or after October 1, 2007. This Section establishes standards for disclosing information about an entity’s capital and how it is managed in order that a user of the financial statements may evaluate the entity’s objectives, policies and processes for managing capital. The Company’s capital disclosures are reported in note 10 of these interim consolidated financial statements.
In June 2007, CICA Section 1400 “General Standards of Financial Statement Presentation” was amended to include new requirements regarding an entity’s ability to continue as a going concern. The revised standard explicitly requires management to assess and disclose the Company’s ability to continue as a going concern. The new disclosures pursuant to these recommendations are included in note 1 to these interim consolidated financial statements.
Future accounting pronouncements
In 2006, Canada’s Accounting Standards Board (“ACSB”) ratified a strategic plan that will result in Canadian GAAP, as used by public entities, being converged with International Financial Reporting Standards (“IFRS”) over a transitional period. In February 2008, the ACSB confirmed January 1, 2011 as the date that Canadian public entities will be required to start reporting under IFRS. It is expected that companies will be required to provide qualitative disclosure on the expected impact of the transition to IFRS in their 2008 annual Management Discussion and Analysis. Quantitative disclosure of the impact of the transition is expected to be required in companies’ 2009 annual Management Discussion and Analysis. Comparative financial information for 2010 will be required when companies begin reporting 2011 results under IFRS. The impact of this transition on the Company’s consolidated financial statements has not yet been determined; however, management continues to monitor these regulatory developments.
In February 2008, the CICA issued new Handbook Section 3064 “Goodwill and Intangible Assets”, replacing Handbook Section 3062 “Goodwill and Other Intangible Assets” and Handbook Section 3450 “Research and Development Costs”. The new section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Handbook Section 3062. The Company is currently evaluating the impact of the adoption of this new section on its consolidated financial statements.
Note 2 — Discontinued Operations
On November 13, 2007, the Company announced that it was seeking a buyer for the business and assets of its wholly owned subsidiary, iFire Technology Ltd. (“iFire”). Accordingly, the results from the operations of this business have been accounted for on a discontinued basis and the related assets and liabilities are classified as held for sale. In accordance with CICA Handbook Section 3475 (“Section 3475”), no depreciation or amortization has been recorded from November 13, 2007, the date of this announcement, on iFire’s long-lived assets consisting of capital assets and intangible assets. Also, in accordance with Section 3475, the Company estimated the fair value of these assets at December 31, 2007 less costs to sell, assuming that iFire would be sold as a going concern. This valuation resulted in a write-down of iFire’s capital assets of $22,100 in the fourth quarter of 2007. In the first quarter of 2008, the Company determined that maximum value would be realized by selling the individual assets of iFire including buildings, equipment, and intellectual property. As a result, the Company reviewed the net realizable value of iFire’s assets and a further write-down of $7,086 was recorded in the first quarter of 2008.
Results of discontinued operations:

	Three months ended
	March 31, 2008	March 31, 2007

Loss related to discontinued operations — iFire	$(2,998)	$(8,599)
Write-down of discontinued operations to fair value — iFire	(7,086)	—

Loss from discontinued operations net of income taxes	$(10,084)	$(8,599)

The loss from discontinued operations is after deduction of depreciation and amortization of $nil for the three months ended March 31, 2008 (2007 — $2,978). Current income tax expense included in loss from discontinued operations for the three months ended March 31, 2008 amounted to $2 (2007 — $3).
Loss per common share from discontinued operations was $0.10 for the three months ended March 31, 2008 (2007 — $0.09).
Amounts included in the consolidated balance sheets relating to the iFire discontinued operations are as follows:

	March 31, 2008	December 31, 2007

Current assets held for sale	$163	$590
Accounts payable and accrued liabilities held for sale	(715)	(1,443)
Capital assets held for sale	4,000	10,086
Intangible assets held for sale	1,392	2,392

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2008 (unaudited)
(thousands of dollars)

Note 3 — Dilution Gain and Gain on Sale of Investments
In January 2008, a wholly owned subsidiary of the Company issued common shares to a non-related Canadian company for proceeds of $1,000 representing 40% of the issued share capital of the subsidiary and also issued $3,500 of convertible debentures to non-related third parties. The debentures had no recourse to the Company and were convertible into common non-voting shares of the subsidiary representing 58.3% of the issued share capital on a fully diluted basis. As a result of these transactions, the Company’s interest in this subsidiary was reduced to 60%. In March 2008, the debentures were converted and the Company’s economic interest in the subsidiary was reduced to approximately 25% and the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures and research and development tax credits were reduced by approximately $85,000, $17,000 and $19,000 respectively. Also, in March 2008, the Company sold its remaining interest in this subsidiary for proceeds of $1,500. As a result of these transactions, the Company is reporting a dilution gain of $6,000 for the three months ended March 31, 2008.
In the first quarter of 2007, a subsidiary issued 11,954,000 common shares for proceeds of $5,977 to private investors which reduced the Company’s voting interest in the subsidiary to 22.1%. As a result of this dilution in ownership, the net assets of the subsidiary were no longer consolidated and in the first quarter of 2007, the Company recorded a dilution gain of $4,525 resulting from a reduction in cash of $2,306, a reduction in long-term debt of $8,000 and an increase in net working capital of $115. The Company also recorded a deferred gain of $1,284 in the first quarter of 2007 representing a deficiency in the investment. This investment is classified as an available-for-sale security.
In the third quarter of 2007, the convertible debentures of the subsidiary were converted to common shares which further reduced the Company’s economic interest in the subsidiary to 14.6%. As a result of the dilution event in the first quarter of 2007, the Company’s consolidated non-capital losses, unclaimed scientific research and development expenditures, and research and development tax credits, were reduced by approximately $16,000, $76,000 and $18,000 respectively.
In the fourth quarter of 2007, the Company sold 87% of its investment in this former subsidiary for proceeds of $1,582. As a result, the Company realized a gain on the sale of this investment of $2,648 including the pro-rata recognition of the deferred gain in an amount of $1,066. The Company continued to carry a deferred gain of $218 as at March 31, 2008.
Note 4 — Non-controlling Interest
The Company’s ownership in Nucryst Pharmaceuticals Corp. (“Nucryst”) was 74.5% at March 31, 2008 and December 31, 2007.
The Company consolidates the financial statements of Nucryst with the non-controlling interest being reported separately in the consolidated statement of operations and consolidated balance sheet. The non-controlling interest for the three months ended March 31, 2008 amounted to $588 (2007 — $550). In addition, the Company recorded a loss on the issuance of shares of Nucryst of $17 in the first quarter of 2008 (2007 gain — $1).
Note 5 — Investment in Canadian Third Party Asset-Backed Commercial Paper
In the third quarter of 2007, global financial markets experienced an unprecedented credit and liquidity crisis. Dominion Bond Rating Service (“DBRS”) placed Canadian third party asset-backed commercial paper (“ABCP”) “Under Review with Developing Implications” following an announcement in August 2007 that a consortium representing banks, asset providers and major investors had agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). Under this proposal, the affected ABCP would be converted into mid-term floating rate notes.
On September 6, 2007, a Pan Canadian Committee (the “Committee”) was formed to oversee the proposed restructuring process of the ABCP and on December 23, 2007, the Committee approved an agreement in principle to restructure the ABCP issued by 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. On March 17, 2008, a court order was obtained through which the restructuring of the ABCP would occur under the protection of the Companies Creditors Arrangement Act. The restructuring was voted upon and approved on April 25, 2008 on the basis of all ABCP investments being a single class for the purpose of voting. It is now expected that the Court will approve the restructuring and it will be implemented by the end of May 2008. All of the ABCP will be exchanged for longer dated notes that will match the maturity of the underlying reference assets in the proposed structure. The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible-ABCP supported primarily by U.S. sub-prime mortgage assets.
On March 20, 2008, the Committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $8,525 of ABCP which the Company held at March 31, 2008 and December 31, 2007:
•	$600 is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset Tracking long-term floating rate notes with a maturity of approximately six and one half years;
•	$7,725 is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months. The Company expects to receive replacement notes with par values as follows:
•	Class A-1: $5,673

•	Class A-2: $1,553

•	Class B and C: $499

The replacement senior notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and
•	$200 is represented by assets that have an exposure to U.S. mortgages and sub-prime mortgages. On restructuring, the Company will receive Ineligible Asset Tracking long-term floating rate notes with maturities between thirteen years and twenty six years. These notes may be rated, although at this time the Committee has provided no indication of the rating these notes may receive.
The Company has classified its ABCP as long-term investments. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. In accordance with CICA Handbook Section 3855, when the market for a financial instrument is not active, the fair value should be estimated using an appropriate valuation technique. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the Committee and the risks associated with the long-term floating rate notes. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at March 31, 2008 and December 31, 2007 which considered expected interest rates, fixed/floating interest rate swaps, credit spreads, estimated restructuring fees and estimated renegotiated maturity dates. The assumptions used in this model include: average risk free interest rate of 4.1%; weighted average discount rate of 8.46%; and average maturity of long-term notes of 8.2 years.
The Company was required to use management estimates when calculating this fair value. Interest and discount rates vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest and discount rates also vary by the different probable cash flow scenarios that have been modeled. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure. An increase in the estimated discount rates of 1 percent would reduce the estimated fair value of the Company’s investment in ABCP by approximately $318. Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets. As a result of this valuation, the Company has determined that no valuation adjustment is required to the fair value estimate of $5,968 determined at December 31, 2007.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2008 (unaudited)
(thousands of dollars)

Note 5 — Investment in Canadian Third Party Asset-Backed Commercial Paper (continued)
Based on management’s assumptions, the fair value of the Company’s holdings of ABCP could range from $5,772 to $6,148. As at March 31, 2008 and December 31, 2007, the Company had an allowance of $2,557 representing the fair-value adjustment to the investment in ABCP. Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a change in the fair value of the Company’s investment in the ABCP which would impact the Company’s results from operations. The Company has sufficient other cash resources and credit facilities (note 6) to satisfy its financial obligations as they come due over the next twelve months.
Note 6 — Long-Term Debt
In the first quarter of 2008, the Company completed a credit agreement with a major Canadian financial institution. Under the terms of the revolving credit line, the Company may borrow up to $6,300 for 364 days. Borrowings will be secured by ABCP of equivalent value held by the Company. Interest rates on the credit line increase during the term from bankers acceptance rate to bankers acceptance rate plus 2%. The Company has not drawn on this facility as at March 31, 2008.
Note 7 — Capital Stock
Changes in the Company’s common shares outstanding for the three months ended March 31, 2008 and March 31, 2007 are as follows:

	Three months ended		Three months ended
	March 31, 2008		March 31, 2007
common shares (000)	Number	Stated Capital	Number	Stated Capital

Balance at beginning of period	94,136	$426,262	93,979	$426,122
RSUs exercised	79	18	45	51

Balance at end of period	94,215	$426,280	94,024	$426,173

In the first quarter of 2008, 79,097 (2007 — 45,000) shares were issued as settlement for 79,097 (2007 — 45,000) fully vested Restricted Share Units (“RSUs”).
Note 8 — Stock-based Compensation Plans
Employee and Director Stock Options — Changes under the Company’s stock option plans for the three months ended March 31, 2008 and March 31, 2007 are as follows:

	Three months ended	Three months ended
common share stock options (000)	March 31, 2008	March 31, 2007

Outstanding at beginning of period	4,449	4,432
Granted	10	465
Expired	(160)	—
Forfeited	(4)	—

Outstanding at end of period	4,295	4,897

In the first quarter of 2008, the Company issued 10,000 options (2007 — 465,000) for common shares of the Company at a weighted average exercise price of $0.22 (2007 — $1.23).
In accordance with GAAP, the Company records the fair value of stock options including those of its subsidiaries in the consolidated financial statements. For the three months ended March 31, 2008, corporate costs, research and development, and general and administrative expenses include compensation expense totaling $276 (2007 — $352) relating to stock options with a corresponding addition to contributed surplus. Discontinued operations for the three months ended March 31, 2008 include a recovery relating to stock options of $18 (2007 expense — $21) with a corresponding adjustment to contributed surplus.
The fair value of each option grant by the Company is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 3.75% (2007 — 3.93%), an average life of 7.0 years and a volatility of 64.19% (2007 — 63.57%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.
Directors’ Deferred Share Units — The Company maintains a Deferred Share Unit Plan for the non-executive Directors of the Company. Deferred Share Units (“DSUs”) are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the non-executive Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant.
Compensation expense relating to DSUs during the three months ended March 31, 2008 amounted to $56 (2007 — recovery $302) and as at March 31, 2008, a liability of $317 (December 31, 2007 — $261) has been accrued with respect to issued DSUs.
Restricted Share Unit Plan — The Company also maintains a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in a combination of common shares and cash at the weighted average trading price at the date of exercise. Compensation recovery with respect to RSUs during the three months ended March 31, 2008 amounted to $4 (2007 — $200). The liability with respect to these units is accrued over the vesting period and amounted to $25 at March 31, 2008 (December 31, 2007 — $65). In the first quarter of 2008, RSUs with a value of $36 (2007 — $102) were settled with the issuance of 79,097 common shares of the Company and a cash payment of $18 (2007 — 45,000 common shares of the Company and a cash payment of $51).
Stock Appreciation Rights — Employees of the Company, other than Executive Officers, are granted Stock Appreciation Rights (“SARs”). SARs are issued at the market value of the Company’s shares at date of grant, vest over three years and are payable when vested in cash at the amount by which the market value of the Company’s shares exceed the share price at the date of grant. Net changes in the value of SARs are recognized as compensation expense over the vesting period. There was no accrued liability relating to SARs at March 31, 2008 or December 31, 2007. There was no compensation expense with respect to SARs during the three months ended March 31, 2008 or 2007.
For the three months ended March 31, 2008, corporate cost includes compensation expense totaling $52 (2007 recovery — $502) relating to DSUs, RSUs and SARs.
Subsidiary Stock-based Compensation Plans — SARs have been granted to employees of iFire. These SARs vest over time and may be settled with cash, shares of iFire or shares of the Company at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. Net changes in the value of subsidiary SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SARs’ vesting period. There was no accrued liability relating to subsidiary SARs at March 31, 2008 or December 31, 2007. There was no compensation expense with respect to SARs for the three months ended March 31, 2008 or the three months ended March 31, 2007.
There were no Nucryst SARs outstanding at March 31, 2008 or December 31, 2007.
Nucryst Directors and certain Executives have been granted RSUs. These units are issued at the market value of a Nucryst share at date of grant, vest over two to three years and are payable in common shares of Nucryst. Net changes in the value of these RSUs is recognized as compensation expense over the vesting period with an offset to contributed surplus. For the three months ended March 31, 2008, general and administrative expenses included compensation expense relating to Nucryst RSUs of $9 (2007 — $21).

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2008 (unaudited)
(thousands of dollars)

Note 9 — Loss per Share
The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The impact of all dilutive securities on loss per share is antidilutive for the three months ended March 31, 2008 and 2007. Dilutive securities, relating to stock-based compensation plans, totaled 220 for the first quarter of 2008 (2007 — 3,750).
Note 10 — Capital Disclosures
The Company’s objectives when managing capital are:
•	to safeguard the Company’s ability to continue as a going concern;
•	to ensure that the Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources; and
•	to maintain flexibility in order to preserve the Company’s ability to meet financial obligations with a long term view of maximizing shareholder value.
On an ongoing basis, the Company reviews and assesses its capital structure.
The Company defines its capital as follows:
•	shareholders’ equity;
•	short term investments; and
•	cash and cash equivalents.
The Company’s capital at March 31, 2008 and December 31, 2007 is as follows:

	March 31, 2008	December 31, 2007

Shareholders’ equity	$50,268	$56,371
Cash and cash equivalents	38,222	30,993

Net capital	$88,490	$87,364

The Company’s strategy has been to develop the independent technical operating and marketing capabilities of its investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. In December 2005, Nucryst completed an initial public offering of its common shares.
The Company is not subject to any regulatory or financial covenants and has maintained a policy of not paying dividends in order to retain its cash reserves to finance capital projects and business growth.
In order to preserve capital, in the second quarter of 2007, the Company significantly reduced operations at iFire and corporate offices and in the fourth quarter of 2007, the Company further reduced staff levels at iFire and announced its intention to seek a buyer for the iFire business or assets. The Company has a line of credit of $6,300 that is currently not utilized.
Note 11 — Financial Instruments and Financial Risk Management
(a)	Financial instruments
The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.
The Company has classified its financial instruments as follows:

	March 31, 2008	December 31, 2007

Financial assets:
Cash and cash equivalents, measured at fair value (held for trading)	$38,222	$30,993
Accounts receivable, measured at cost (loans and receivables)	$7,668	$14,931
Long-term investments — ABCP — measured at fair value (held for trading)	$5,968	$5,968

Financial liabilities:
Accounts payable and accrued liabilities, measured at cost (other liabilities)	$5,767	$7,018

The Company is required to identify and measure embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value. Subsequent changes in fair value of embedded derivatives are recognized in the statement of operations in the period the change occurs. The Company did not have any embedded derivatives during the three months ended March 31, 2008 or 2007.
(b) Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.
(i) Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.
The Company manages credit risk for its cash and cash equivalents by maintaining bank accounts with major Canadian and U.S. banks and investing only in highly rated Canadian Government securities or Canadian and U.S. financial institutions with debt securities that are traded on active markets and are capable of prompt liquidation. The Company also has investments in ABCP discussed in note 5.
The Company has a concentration of credit risk through its reliance on one customer for Nucryst’s wound care products. This risk is limited due to the long-term contractual relationship with this customer. The Company has not experienced any losses related to uncollectible accounts and therefore does not carry an allowance for doubtful accounts. Trade accounts receivable past due more than 60 days represented 12% of total receivables at March 31, 2008 (11% at December 31, 2007).
(ii) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows and has secured a line of credit with a major Canadian bank (note 6).
(iii) Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements for the three months ended March 31, 2008 (unaudited)
(thousands of dollars)

Note 11 — Financial Instruments and Financial Risk Management (continued)
The Company is subject to interest rate risk on its cash and cash equivalents. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments. For the three months ended March 31, 2008, a 100 basis points decrease in interest rates on investments, excluding ABCP (note 5) would have reduced earnings before income taxes by approximately $65. Conversely, a 100 basis points increase in interest rates would have increased earnings before income taxes by a similar amount.
Financial instruments potentially exposing the Company to foreign exchange risk consist principally of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The Company manages foreign exchange risk by holding U.S. dollar cash receipts in U.S. cash on hand to support U.S. forecasted cash outflows. The Company believes that the results of operations and cash flows would be affected by a sudden change in foreign exchange rates, but that this change would not impair or enhance the Company’s ability to pay its U.S.-denominated obligations. For the three months ended March 31, 2008, a 10% increase in the U.S. dollar to the Canadian dollar exchange rate would have increased earnings before income taxes by approximately $1,730. Conversely, a 10% decrease in the U.S. dollar to Canadian dollar exchange rate would have reduced earnings by a similar amount.
The Company does not trade in equity instruments of other corporations.
Note 12 — Segmented Information

	Three months ended
	March 31, 2008	March 31, 2007

Revenue
Nucryst Pharmaceuticals	$5,209	$6,131

(Loss) income from continuing operations
Nucryst Pharmaceuticals	$(2,238)	$(2,178)
Other (including corporate costs)	5,465	4,077

	$3,227	$1,899

Note 13 — Operational Restructuring
In 2007, the Company announced an operational restructuring in which staffing levels at iFire and at the Company’s corporate offices were reduced. These initiatives are continuing into 2008.
Operational restructuring costs relating to employee severance amounted to $2,206 for the first three months of 2008 (2007 — $nil) of which $1,965 is included as discontinued operations and $241 is included in corporate costs in the interim consolidated statement of operations. In addition, approximately $200 in corporate costs and $832 in costs related to discontinued operations have not yet been expensed as they relate to future estimated severance amounts and to completion bonus arrangements which will be charged to operations evenly over the employees’ expected remaining employment period. Included in accounts payable and accrued liabilities at March 31, 2008 are accrued severances and transition costs of $1,595 (December 31, 2007 — $2,430) relating to the operational restructuring. Accounts payable and accrued liabilities held for sale include accrued severance costs of $128 at March 31, 2008 (December 31, 2007 — $284).